Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

August 8, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

Verizon Communications Inc.

Registration Statement on Form S-4

(File No. 333-212307)

Dear Mr. Spirgel:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on August 10, 2016 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Verizon Communications Inc. (the “Registrant”) acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Audrey E. Prashker, Vice President and General Counsel – Capital Markets of the Registrant, at (908) 559-5430, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.
	Name:	William L. Horton, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:	Gregory Dundas Securities and Exchange Commission Steven J. Slutzky Debevoise & Plimpton LLP

[Signature Page to Acceleration Request]